                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934


                              PAMECO CORPORATION
                              ------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)


                                   697934305
                                   ---------
                                (CUSIP Number)

                           Angus C. Littlejohn, Jr.
                             Littlejohn & Co., LLC
                            115 East Putnam Avenue
                         Greenwich, Connecticut 06830
                                (203) 552-3500
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 6, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                               -------------------
CUSIP No. 697934305                               Page __ of __ Pages
-------------------                               -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,780
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,140,378
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,780
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,073,711
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,707,491
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,707,491 shares of Common Stock, consisting of (i) 3,100,178 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase

140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

-------------------                               -------------------
CUSIP No. 697934305                               Page __ of __ Pages
-------------------                               -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Associates II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,780
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,140,378
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,780
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,073,711
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,707,491
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,707,491 shares of Common Stock, consisting of (i) 3,100,178 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

-------------------                               -------------------
CUSIP No. 697934305                               Page __ of __ Pages
-------------------                               -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Angus C. Littlejohn, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,780
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,140,378
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,780
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,073,711
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,707,491
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,707,491 shares of Common Stock, consisting of (i) 3,100,178 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

-------------------                               -------------------
CUSIP No. 697934305                               Page __ of __ Pages
-------------------                               -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quilvest American Equity Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,140,378
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,073,711
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,073,711
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

*Percentage based on a total outstanding of 7,073,711 shares of Common Stock, consisting of (i) 3,100,178 shares of Common Stock, (ii) 28,000 shares of Series A Preferred Stock, as converted into 933,333 shares of Common Stock, (iii) 10,000 shares of Series B Preferred Stock, as converted into 591,715 shares of Common Stock, (iv) 12,500 shares of Series C Preferred Stock, as converted into 1,515,152 shares of Common Stock, and (v) warrants to purchase 28,000 shares of Series A Preferred Stock, as exercised and converted into 933,333 shares of Common Stock.

SCHEDULE 13D

-------------------                               -------------------
CUSIP No. 697934305                               Page __ of __ Pages
-------------------                               -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pameco Acquisition, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,100,178
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,100,178
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,100,178
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      100%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

*Percentage based on a total outstanding of 3,100,178 shares of Common Stock to be acquired pursuant to an Agreement and Plan of Merger, dated March 6, 2001, by and between Pameco Acquisition, Inc. and Pameco Corporation.

This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons and Pameco Acquisition, Inc., a Delaware corporation ("Merger Sub," hereinafter also referred to as a "Reporting Person"), also constitutes Amendment No. 10 to the Statement on Schedule 13D, as amended, previously filed by Quilvest American Equity Ltd. ("Quilvest") with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. The Class A Common Stock is currently denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statement on Schedule 13D filed by the Reporting Persons, other than Merger Sub, for which this Statement constitutes the initial filing. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Statement constitutes the initial filing for Merger Sub as a Reporting Person. Merger Sub is a Delaware corporation, the sole business purpose of which is to engage in the transactions contemplated by the Merger Agreement (as defined below). Merger Sub is owned by Littlejohn Fund II, L.P. ("Littlejohn") and Quilvest. The names of the directors and executive officers of Merger Sub are set forth on Schedule 5 hereto, which is incorporated herein by reference. No person controls or shares in the control of Merger Sub who is not a member of its board.

     (b) The address of the principal office of Merger Sub is 115 East Putnam Avenue, Greenwich, Connecticut 06830.

     (c) The present principal occupation of each individual set forth in Item 2(a) is set forth on Schedules 1, 2, 3, 4 and 5.

     (d) Neither Merger Sub, nor any of its directors or executive officers, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Merger Sub, nor any of its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2, 3, 4 and 5.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On March 6, 2001, the Company and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company. Littlejohn and Quilvest (collectively, the "Buyers") have joined the Merger Agreement for the sole purpose of contributing to Merger Sub the funds needed to pay the Merger Consideration (as defined below). Pursuant to the Merger Agreement, each share of Common Stock of the Company outstanding immediately prior to the effective time of the Merger (other than (i) shares held in the Company's treasury, by Merger Sub or by a subsidiary of the Company, all of which will be canceled, and
(ii) shares held by stockholders who have exercised their statutory right under the laws of the state of Delaware to have such shares appraised and be paid the fair value therefor ("Dissenting Shares")), will be converted into the right to receive $0.45 in cash, without any interest thereon (such cash paid for the shares of Common Stock is hereinafter referred to as the "Merger Consideration"), and each share of common stock of Merger Sub that is issued and outstanding immediately prior to the effective time of the

Merger will be converted into that number of shares of the common stock of the Company as the surviving corporation in the Merger (the "Surviving Corporation") equal to the nearest higher whole number to the quotient of (a) the number of shares of Common Stock of the Company outstanding at the effective time of the Merger, divided by (b) 10.

          The Buyers have calculated that, assuming there are no Dissenting Shares, approximately $1,395,080.10 will be required to pay the Merger Consideration to holders of Common Stock of the Company at the closing of the Merger. Buyers expect that the funds to be used to pay the Merger Consideration shall come from internal funding sources.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Buyers intend to consummate the Merger and acquire all the outstanding shares of Common Stock at the earliest practicable date. The Merger is conditioned on, among other things, (i) the approval and adoption of the Merger Agreement and the Merger by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Common Stock and preferred stock of the Company, assuming conversion of all outstanding shares of Company preferred stock, (ii) the absence of any court order, decree or injunction that prohibits the consummation of the Merger, (iii) receipt of the necessary consents to the Merger from the Company's existing senior and subordinated lenders, (iv) Dissenting Shares constituting no more than ten percent (10%) of the total number of shares of Common Stock outstanding on the closing date of the Merger, and (v) the absence of any material adverse change in the financial condition, results of operation, assets, liabilities or business of the Company.

          As a result of the Merger, (i) all shares of the Common Stock outstanding at the time of the Merger (other than shares owned by Merger Sub, of any subsidiary of the Company, and any shares held in the Company's treasury, all of which will be canceled, and Dissenting Shares) will be converted into the right to receive the Merger Consideration, (ii) all shares of the preferred stock of the Company outstanding at the time of the Merger shall remain outstanding as shares of preferred stock of the Surviving Corporation, (iii) each share of the common stock of Merger Sub shall become that number of shares of common stock of the Surviving Corporation equal to the nearest higher whole number to the quotient of (a) the number of shares of Common Stock of the Company outstanding at the effective time of the Merger, divided by (b) 10, (iv) Buyers shall own one hundred percent (100%) of the outstanding shares of the Surviving Corporation, (v) it is expected that the Common Stock of the Company shall cease to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association; (vi) it is expected that the Common Stock of the Company shall be removed from registration and Company shall cease to be a reporting company under the 1934 Act, and (vii) the directors and officers of the Company shall become the directors and officers of the Surviving Corporation.

          The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary thereof, does not purport to be complete and is qualified in its entirety by the specific terms of the Merger Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the execution of the Merger Agreement and the Stockholders Agreement described in Items 3 and 6, Merger Sub (the common stock of which is beneficially owned by the Reporting Persons) has the right to acquire 3,100,178 shares of Common Stock, which represents 100% of the outstanding shares of Common Stock.

     (b) Littlejohn has the sole power to vote and direct the vote of any and all shares of Common Stock beneficially owned by Merger Sub.

     (c) Except as described in Item 3, to the best knowledge of the Reporting Persons, no transaction in the Common Stock was effected during the past 60 days or since the last filing on Schedule 13D.

     (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock. On the basis of control, the board of directors of Merger Sub may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of Common Stock beneficially owned by Merger Sub.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Merger Sub, Littlejohn and Quilvest entered into a Stockholders Agreement (the "Stockholders Agreement," which is filed as an exhibit hereto and incorporated herein by reference) on March 6, 2001 providing for, among other things: (i) the organization and capitalization of Merger Sub; (ii) certain restrictions on the transfer of the capital stock of both Merger Sub and, upon consummation of the Merger, the Surviving Corporation; (iii) the voting of the capital stock of both Merger Sub and, upon consummation of the Merger, the Surviving Corporation; (iv) the composition of the boards of directors of Merger Sub and, upon consummation of the Merger, the Surviving Corporation; and (v) that immediately following consummation of the Merger, each of Littlejohn and Quilvest shall own that percentage of the equity of the Surviving Corporation (computed on a common stock equivalent basis, assuming conversion of all Preferred Stock) equal to the amount that the aggregate amount invested by such party in the Company to acquire the Preferred Stock plus an amount equal to the accrued and unpaid dividends on the Preferred Stock held by such party through the day immediately prior to the effective time of the Merger plus the amounts invested in Merger Sub by such party (collectively, the "Investment Amount") bears to the aggregate Investment Amount of both parties. Contemporaneously with entering into the Stockholders Agreement, Quilvest has delivered to Littlejohn an irrevocable proxy, which will become effective as of the effective time of the Merger and will be irrevocable to the fullest extent permitted by law, with respect to all voting securities of the Surviving Corporation owned of record and beneficially by Quilvest as of the effective time of the Merger.

          Pursuant to the Stockholders Agreement, the Buyers have agreed to contribute immediately prior to the effective time of the Merger funds for the further capitalization of Merger Sub. Specifically, in addition to the $4,000.00 cash it already contributed in exchange for eight shares of the common stock of Merger Sub (the "Merger Sub Common Stock"), Littlejohn shall contribute an amount in cash equal to 80% of the Merger Consideration. In addition to the $1,000.00 cash it already contributed in exchange for two shares of Merger Sub Common Stock, Quilvest shall contribute an amount in cash equal to 20% of the Merger Consideration.

          The Stockholders Agreement requires that the Board of Directors of Merger Sub (the "Merger Sub Board") consist of four directors, three of whom shall be nominated by Littlejohn and one of whom shall be nominated by Quilvest. Pursuant to the Stockholders Agreement, each of the Buyers approved and adopted the Merger Agreement and, subject to the approval by the director nominated by Quilvest under certain circumstances, shall approve and adopt any amendments, supplements or modifications to the Merger Agreement that the Merger Sub Board may approve from time to time.

          Each of the Buyers is prohibited by the terms of the Stockholders Agreement from transferring, selling, offering to sell, assigning, pledging or encumbering any shares of the Merger Sub Common Stock, subject to certain exceptions. The foregoing prohibition shall terminate and be of no further force or effect upon the effective time of the Merger.

          Upon consummation of the Merger, the Stockholders Agreement shall be deemed to supersede, replace and terminate that certain Shareholders Agreement dated February 18, 2000, among Littlejohn, Quilvest, the Company and Willem F.P. de Vogel (the "Original Shareholders Agreement"). The Stockholders Agreement provides that, upon consummation of the Merger and the replacement and termination of the Original Shareholders Agreement, Willem F.P. de Vogel shall have no further rights or obligations under the Original Shareholders Agreement. The Stockholders Agreement also provides that, upon consummation of the Merger, that certain Registration Rights Agreement dated February 18, 2000, among Littlejohn, Quilvest and the Company will terminate.

          The Stockholders Agreement requires that, after the effective time of the Merger, the Board of Directors of the Company shall at all times have between five and nine directors, and, as of the effective time of the Merger, the Board shall have eight directors. Commencing with the effective time of the Merger, Quilvest shall have the right to nominate two persons to stand for election to serve as directors, at least one of whom shall not be an affiliate or associate of Quilvest. The Chief Executive Officer of the Company shall be nominated to stand for election to serve as a director, and Littlejohn shall have the right to nominate all remaining persons to stand for election to serve as directors, at least one of whom shall not be an affiliate or associate of Littlejohn.

          Subject to certain exceptions, Quilvest has agreed that it will not transfer any of its voting securities of the Company, whether held of record or beneficially owned. Under certain circumstances, Quilvest has tag along rights and Littlejohn has bring along rights. The Stockholders Agreement terminates on the earliest of (i) 10 years from its date of execution, (ii) the mutual agreement of the Buyers which beneficially own a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock or upon the exercise of the Warrants, in each case which are subject to the Stockholders Agreement,
(iii) the sale of 90% or more of the securities described in clause (ii) to a person which is not an affiliate of Littlejohn or a permitted transferree of Quilvest who becomes party to the Stockholders Agreement, and (iv) the termination of the Merger Agreement in accordance with its terms as in effect from time to time.

          The Stockholders Agreement provides that after the Guaranty Amendment Date (as defined therein), the Surviving Corporation will compensate Littlejohn and Quilvest for their guaranties with respect to any Out-of-Formula Loans under the Credit Agreement. Specifically, the Company agrees to pay to Quilvest and Littlejohn a fee (the "Overadvance Fee") calculated at a rate of 8% per annum of the actual amount of such Out-of-Formula Loans outstanding from time to time which Littlejohn and Quilvest are then guarantying. The Overadvance Fee shall be paid 80% to Littlejohn and 20% to Quilvest and shall be payable quarterly in arrears with respect to such days in which there are outstanding Out-of-Formula Loans. Notwithstanding the foregoing, the Company shall not be required to pay an Overadvance Fee to the extent that, at the time of or after giving effect to the payment thereof, the Company is, or would be in violation of the financial covenants contained in the Credit Agreement, in which case any such Overadvance Fee would accrue and be payable as soon as possible thereafter.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Agreement and Plan of Merger, dated March 6, 2001, by and between Pameco Acquisition, Inc. and Pameco Corporation.

          Exhibit 2. Stockholders Agreement, dated March 6, 2001, by and among Pameco Acquisition, Inc., Littlejohn Fund II, L.P. and Quilvest American Equity Ltd.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 6, 2001         Littlejohn Fund II, L.P.

                             By:  Littlejohn Associates II, LLC, General Partner


                             By:    /s/ Harry F. Weyher, III
                                    ------------------------
                             Name:  Harry F. Weyher, III
                             Title: Manager


                             Littlejohn Associates II, LLC


                             By:    /s/ Harry F. Weyher, III
                                    ------------------------
                             Name:  Harry F. Weyher, III
                             Title: Manager


                             /s/ Angus C. Littlejohn, Jr.
                             ----------------------------
                             Angus C. Littlejohn, Jr., individually


                             Quilvest American Equity Ltd.


                             By:   /s/ Willem F.P. deVogel
                                   -----------------------
                             Name:  Willem F.P. deVogel
                             Title: Attorney-in-Fact


                             Pameco Acquisition, Inc.


                             By:    /s/ Angus C. Littlejohn, Jr.
                                    ----------------------------
                             Name:  Angus C. Littlejohn, Jr.
                             Title: President

                                  SCHEDULE 5

                           PAMECO ACQUISITION, INC.

---------------------------------------------------------------------------------------------------------------
                                                            Principal Occupation or
                                                          Employment Business and the
                                                          Name, Principal Business and
                                                        Address of Organization in which
                          Residence or Business         such Employment is Conducted (if
Name                             Address                              any)                      Citizenship
---------------------------------------------------------------------------------------------------------------
Angus C. Littlejohn,     115 East Putnam Avenue,        Chairman and Chief Executive           United States
Jr.,                     Greenwich, Connecticut         Officer of Littlejohn & Co., L.L.C.
President, Secretary     06830
and Treasurer
---------------------------------------------------------------------------------------------------------------
Michael I. Klein,        115 East Putnam Avenue,        President of Littlejohn & Co.,         United States
Vice President           Greenwich, Connecticut         L.L.C.
                         06830
---------------------------------------------------------------------------------------------------------------
Harry F. Weyher, III,    115 East Putnam Avenue,        Executive Vice President of            United States
Vice President           Greenwich, Connecticut         Littlejohn & Co., L.L.C.
                         06830
---------------------------------------------------------------------------------------------------------------
Edmund J. Feeley,        115 East Putnam Avenue,        Managing Director of Littlejohn &      United States
Vice President and       Greenwich, Connecticut         Co., L.L.C.
Assistant Secretary      06830
---------------------------------------------------------------------------------------------------------------
Willem F.P. deVogel,     650 Madison Avenue, 24/th/     Managing Director of Three Cities      The
Vice President           Floor                          Research, Inc.                         Netherlands
                         New York, New York
                         10022
---------------------------------------------------------------------------------------------------------------